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nia

JURNY

Fixing Hospitality's Inefficiency with Next-Gen AI

jurny.com Los Angeles, CA

Technology SaaS Travel & Tourism AI VC-Backed

Highlights



VC-Backed

Raised $250K or more from a venture firm



1 Confirmed LOIs equal 4x our revenue—positioned for massive growth

1 acceleration

2 Reduces property management from 12.5 to 1 hour weekly per listing

3 100%+ Year-over-Year SaaS revenue growth shows sustained market adoption

4 AI managed more than 200,000 guest reservations autonomously in 2024 alone

5 $16M+ raised from Mucker Capital, Okapi VC & 2,000+ crowd investors

6 Global partnerships with Airbnb, Expedia, Vrbo, Booking.com, and other leading platforms

Featured Investors

Ryan McCalley
Syndicate Lead

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Invested $650,000 ⓘ

"SQN Venture Partners is proud to lead Jurny's crowdfunding. Having made direct equity investments, executed debt deals, and most recently converted debt to equity alongside its new equity raise, we are confident in Jurny's innovative product developments, expanding pipeline, and growing customer traction. We see Jurny's potential to streamline property management with advanced automation, analytics, and user-friendly systems that address the evolving needs of both hosts and travelers. By leveraging cutting-edge technology and a customer-centric approach, we believe Jurny's solutions and strategic vision will deliver lasting value for both customers and investors."



Other investors include <u>Mucker Capital</u> Notable , <u>Okapi Venture Capital</u> Notable , <u>Vitalize Venture Capital</u> Notable , <u>Singularity Capital</u>, <u>SaaS Venture Capital</u> & 1256 more

Our Team



Luca Zambello   Founder & CEO

Serial entrepreneur and expert within the hospitality industry. Scaled several businesses into millions in revenue, including a hospitality management company to 300+ properties across 6 cities. Featured in Forbes, Entrepreneur, Bloomberg and more.



Jason Lopez   VP of Revenue

2X co-founder specializing in the travel, tourism, and hospitality industries. Extensive experience in both startup environments and Fortune 500. 16+ years in sales and marketing, 7+ years successfully building, leading, and scaling SaaS companies.



David Disque   Chief Operating Officer

David is a seasoned FinTech leader and entrepreneur with 20+ years of experience scaling businesses. He has held roles as COO, President, and CEO. A founding member of CSI, a B2B payments FinTech acquired by Edenred in 2019, he served as CEO until 2023.



Giovanni Moretto   Chief Technology Officer

16+ years experience in IT industry, ex-entrepreneur with Metide srl. Developed software for several Fortune 500 companies in Europe, like Vodafone and Ducati.



Jeff Heckler   Director of Customer Success

20+ years running organizations for companies like SAP, Accenture, Pipedrive, and Stanford University. 8x Customer Success Award Winner, Top 25 Global CS Leader, One to Watch in SaaS, 3 exits, 1 Unicorn, speaker, investor.



Svitlana Siklitska   Director of Growth



Tech-savvy, with 13+ years of experience working and leading teams in the Saas Industry for large-scale hospitality companies such as RealPage (NASDAQ: RP), Kigo, and BookingPal.



Aleksandra Kondricz   Head of Product

As Head of Product at Jurny, I drive the vision, design, and user experience of Jurny MOS. With 4+ years of experience in UX/UI and frontend development, I craft seamless, intuitive interfaces that enhance property management and maximize efficiency.



Gian Marco Ferrara   Head of Artificial Intelligence and Machine Learning

An instrumental AI specialist with comprehensive command of GPT-4 and profound knowledge of Machine Learning. Developed predictive AI system for sports data analysis at Sportradar.



Kevin Rohani   Board Advisor

Former executive/managing director for leading hotels brands like SBE, Dream Hotel Group and Accor.



Alex Canter   Board Advisor

CEO of Nextbite, online ordering management system for restaurants, for which he's raised $150m in venture funds.



Erik Rannala   Board Member

Co-founder and managing partner at Mucker Capital, a top accelerator. He previously led global product strategy at TripAdvisor and grew eBay's premium features business to over $400M. He also held roles at Harrison Metal, MVP.com, and the White House.



John G. Waller   Board Member

Seasoned entrepreneur and investor with 20+ years of experience, co-founded 24/7 Media (NASDAQ: TFSM) and REsume.com (acquired by Adecco). He is founder and CEO of Green Thumb Ventures, an incubator

funding and developing early-stage tech firms.

THE PITCH

Jurny is an end-to-end, AI-driven hospitality technology company that goes beyond traditional property management software. Its mission is to automate and personalize **100%** of the **guest journey** (from pre-booking inquiries all the way through post-stay follow-ups and marketing) while also handling the day-to-day operations for property managers, hotels, and short-term rental hosts.

🏨 Why We're Revolutionizing Hospitality

Hospitality has always been about creating memorable experiences and seamless comfort. Yet behind every great stay lies an immense amount of unseen effort - endless guest questions, reservation management, and countless operational tasks.

We believe technology should empower hospitality hosts, not burden them. Our AI, Nia, transforms complex, time-consuming tasks into seamless, automated experiences - allowing hosts to focus on what truly differentiates their properties: meaningful guest connections and business growth.

📈 The Massive Market Opportunity

- The $5.7T hospitality industry is growing at a healthy 6.2% CAGR, projected to reach $6T by 2029. Based on our estimates, $1.3T of this

market could be addressable by AI automation within the next decade.



🤖 The Engine Behind the Revolution

Meet Nia, Jurny's proprietary multi-agent AI technology, **the engine behind the revolution.**

- **Delivers responses in under 60 seconds across 50+ languages**
- **Successfully managed 200,000+ guest reservations autonomously** in 2024 alone
- **Automates up to 90%** of time-consuming administrative functions
- **Seamlessly orchestrates all guest services and property management tasks,** from guest communications and concierge services to maintenance coordination and review management

🧠 The Evolution of Nia



Nia AI agents don't get sick, don't take days off, work 24/7, and cost a fraction of human labor – the ultimate operational enhancer.
nia
AI Evolution Timeline
*Coming Soon
2025
Nia AI 2.5
Will have the power of an entire operation organization and guest-facing teams
Operates autonomously for 95% of guest requests. Offers full voice interaction, live sentiment analysis for request prioritization, and automated escalations following defined procedures.
2024
Nia AI 2.0



Capable of handling the workload of multiple guest-facing teams

2023 Nia AI 1.5

Operates autonomously for 85% of guest requests. Introduces Nia Copilot for seamless mobile interactions and improved decision-making through multi-agent systems.

2022 Nia AI 1.0

Fully automates reservations, guest interactions, concierge requests, and upselling. Learns continuously from interactions.

Answers basic questions, suggests responses, and assists users.

🚀 JurnyOS 3.0: Complete Hospitality Management Platform

JurnyOS combines Nia's AI capabilities with comprehensive property management tools to deliver measurable impact:

- **Massive Time Savings:** Reduces weekly guest communication from 4 hours per unit to under 10 minutes, freeing staff for higher-value tasks

- **Streamlined Operations:** Smart locks and connected technology enable contactless check-ins/outs, cutting administrative work from 2.5 hours to just 5 minutes per property

- **Revenue Enhancement:** AI-driven upselling boosts per-guest revenue by up to 30% through personalized offerings of early check-ins, late check-outs, and local experiences

- **Reputation Management:** Automated review responses boost property ratings while saving over 90 minutes per property each week

- **Standardized Quality:** AI-powered SOPs ensure consistent execution of maintenance, housekeeping, and guest services across all properties

- **Scalable Growth:** Reduces total management time from 12.5 hours per week per listing to about one hour, enabling effortless portfolio expansion

🎬 See JurnyOS 3.0 in Action: Watch the Demo



Marketing Jurny
Luca Zambello
Svitlana Siklitska
Pat Duggan
Jason Lopez
Aleksandra Kondricz
Gian Marco Ferrara
jurny.OS 3.0 IS HERE!

Curious to see JurnyOS 3.0 in action and why it's a game-changer for hospitality? Watch the webinar here: https://www.youtube.com/watch?v=HZa-ywy8tL4

🤝 Strategic Partnerships



Jurny continues to strengthen its market position through enhanced integrations with major booking platforms **Airbnb**, **Expedia**, and **Vrbo**, while consistently forming new, strategic partnerships with industry leaders. Recently, we added partners in crucial areas, including identity verification (**Chekin**), insurance (**RentalGuardian**), accounting (**Clearing**), and pricing optimization (**PriceLabs**).

🤩 World Class Leadership Team

Luca Zambello
Founder and CEO

Giovanni Moretto
Chief Technology Officer

David Disque
Chief Operating Officer

Jason Lopez
VP of Revenue

Svitlana Siklitska
Director of Growth

Jeff Heckler
Director of Customer Success

Aleksandra Kondricz
Head of Product

Gian Marco Ferrara
Head of AI and Machine Learning

Paz Levy
Investor, Board and
Executive Advisor

Eran Danino
Investor, Board and
Executive Advisor

Kevin Morris
Board Advisor

John Waller
Partner at Okapi Venture
Capital, Board Member
and Investor

Erik Rannala
Partner at Mucker Capital,
Board member and
Investor

Kevin Rohani
Board Advisor

Alex Canter
Board Advisor

Our leadership team brings together decades of hospitality innovation, technical expertise, and successful exits from companies including **Fortune 500** enterprises and hospitality technology pioneers.

🏆 Award-Winning Technology




MOST RECOMMENDED 2024
TOP AI RANKING
Software Advice BEST CUSTOMER SUPPORT 2024
Capterra SHORTLIST 2024
GetApp BEST FUNCTIONALITY & FEATURES 2024
Software Advice FRONT RUNNERS 2024
Capterra BEST EASE OF USE 2024
TravelTech Breakthrough AWARDS
Capterra BEST VALUE 2024
GetApp CATEGORY LEADERS 2025
Capterra SHORTLIST 2025
Software Advice FRONT RUNNERS 2025

Jurny has received top industry recognition for its technology innovation and impact, winning **'Short Term Rental PMS Platform of the Year'** and being named to the prestigious **GenAI Top 100** list. The platform has also earned multiple category leadership awards from *Software Advice, Capterra, GetApp*, and other leading industry authorities.

🗣️ In-Demand Speaker & Thought Leader


Annual Meeting
2024 - BRUSSELS
GLOBAL TOURISM FORUM
vitur SUMMIT 2024
8 y 9 de mayo de 2024
NH Málaga

Jurny's expertise in AI-powered hospitality is regularly showcased at leading industry events worldwide, including a recent keynote address at the **Global Tourism Forum** in Brussels and featured presentations at the **VRMA European Convention** in Paris, *VRM Days Croatia, Scale Italia, and Scale UK*.

📺 Featured in Global Press



Proudly featured in
CNBC TRAVEL
JURNY'S MULTI-AGENT SYSTEM AIDS FIRMS IN DELIVERING AN ACCURATE RESPONSE
CNBC
CNBC TRAVEL
JURNY'S MULTI-AGENT SYSTEM IS ABLE TO MAKE AUTONOMOUS DECISIONS
CNBC
World Magazine
AI MEETS HOSPITALITY
TRANSFORMING GUEST EXPERIENCES IN A TECH-DRIVEN WORLD
Luca Zambello, Founder and CEO of Jurny
WORLD TOURISM FORUM Institute
World Magazine is the official publication of WTFI.
CNBC
yahoo!
THE WALL STREET JOURNAL.
Bloomberg
AP
McKinsey & Company
VentureBeat
LA WEEKLY
THE REAL DEAL REAL ESTATE NEWS
EL FINANCIERO
Seeking Alpha
World Magazine
Skift
LABJ
ENGAGE
STRZ
NEGÓCIOS
E

💰 Backed by Silicon Valley & Hospitality Legends

More than **$16M raised** from leading VCs, including SQN Venture Partners, Mucker Capital, Okapi Venture Capital, VITALIZE Venture Capital, Singularity Capital, SaaS Venture Capital, To The Stars *and more than 2,000 individual investors.*

We've also secured strategic investment from a group of influential leaders with deep-rooted ties to the global hospitality ecosystem, bringing the vision and industry relationships needed to supercharge Jurny's global expansion across hotels, travel agencies, and adjacent sectors.

📈 Scalable Business Model Built for Exponential Growth

Jurny is designed to scale:

- **Product-Led Growth:** Free, *self-service platform drives viral adoption*

- **Enterprise Sales:** *Dedicated sales team targeting high-value accounts*

- **Multi-Channel Marketing:** *Integrated campaigns across digital and traditional channels*

- **AI Flywheel Effect:** More data → smarter AI → even more efficiency → unstoppable growth.

 **Why Invest in Jurny Right Now?**

🔥 Why Invest in Jurny Right Now?

✅ We lead the industry in pioneering AI's practical application in hospitality.

✅ We deliver proven technology with measurable impact.

✅ We're addressing a $5.7T market, with $1T in AI opportunity

✅ We bring an experienced team with deep industry expertise.

✅ We maintain strong unit economics built for scalable growth.